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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Prospect Medical Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

743494106

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2010

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743494106	Schedule 13D	Page 2 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Ivy Holdings Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 743494106	Schedule 13D	Page 3 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 743494106	Schedule 13D	Page 4 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 743494106	Schedule 13D	Page 5 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 743494106	Schedule 13D	Page 6 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 743494106	Schedule 13D	Page 7 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 743494106	Schedule 13D	Page 8 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 743494106	Schedule 13D	Page 9 of 14 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment Number 1 on Schedule 13D (this “Schedule”) relates to shares (the “Shares”) of Common Stock, par value $0.01 per share (the “Common Stock”) of Prospect Medical Holdings, Inc., a Delaware corporation (the “Issuer”) and is the final Schedule to be filed by the Reporting Persons in respect of the Common Stock of the Issuer.

The address of the Issuer’s principal executive offices is 10780 Santa Monica Boulevard, Suite 400, Los Angeles, California 90025.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule is being filed by Ivy Holdings Inc., a Delaware corporation (“Ivy”), Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V”), GEI Capital V, LLC, a Delaware limited liability company (“Capital”), Green V Holdings, LLC, a Delaware limited liability company (“Holdings”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), and LGP Management, Inc., a Delaware corporation (“LGPM”) (collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, filed herewith as Exhibit 7.1 (the “Joint Filing Agreement”).

Ivy is a wholly-owned subsidiary of GEI V and GEI Side V and was formed in order to effect the Merger (as defined below). GEI V is primarily engaged in the business of investing in securities, and GEI Side V is an affiliated fund of GEI V in the same business. Capital is the general partner of GEI V and GEI Side V. Capital’s principal business is to act as the general partner of GEI V and GEI Side V. Holdings is a limited partner of GEI V and GEI Side V. Holdings’ principal business is to serve as a limited partner of GEI V and GEI Side V. LGP is an affiliate of Capital. LGP’s principal business is to act as the management company of GEI V, GEI Side V and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Due to their relationship with Ivy, GEI V and GEI Side V may be deemed to have shared voting power with respect to the Common Stock deemed to be beneficially owned by Ivy. Due to their relationships with GEI V, each of Capital, Holdings, LGP and LGPM may be deemed to have shared voting power with respect to the Common Stock deemed to be beneficially owned by Ivy. As such, GEI V, GEI Side V, Capital, Holdings, LGP and LGPM may be deemed to have shared beneficial ownership over such Shares of Common Stock. Each of Ivy, GEI V, GEI Side V, Capital, Holdings, LGP and LGPM, however, disclaims beneficial ownership of such Shares of Common Stock, and disclaims being a member of a Section 13(d) “group” with the Committed Shareholders (as defined in Item 3).

CUSIP No. 743494106	Schedule 13D	Page 10 of 14 Pages

The names of the directors and executive officers of LGPM and Ivy are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The address of each of the Reporting Persons and each of the directors and executive officers of LGPM and Ivy is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	The present principal occupation of each of the directors and officers of LGPM and Ivy is set forth on Schedule 1, which is incorporated herein by reference.

(d)	None of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons is organized under the laws of Delaware. Each of the directors and executive officers of LGPM, other than J. Kristofer Galashan and Todd M. Purdy, is a United States citizen. Each of Messrs. Galashan and Purdy is a Canadian citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION

On December 15, 2010, pursuant to the terms of the Agreement and Plan of Merger dated as of August 16, 2010 (the “Merger Agreement”) by and among the Issuer, Ivy, and Ivy Merger Sub Corp., a Delaware corporation and indirect, wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Ivy. As a result, the Issuer has deregistered its securities pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and the Committed Shareholders (defined below) have ceased to own, directly or beneficially, any shares of Common Stock of the Issuer or securities of the Issuer subject to the relevant provisions of the Williams Act.

As an inducement to Ivy entering into the Merger Agreement, and in consideration thereof, four shareholders of the Issuer, Samuel Lee, Mike Heather, The David & Alexa Topper Family Trust, and Dr. Jeereddi A. Prasad (collectively, the “Committed Shareholders”) entered into a voting agreement with Ivy, dated as of August 16, 2010, pursuant to which each Committed Shareholder agreed to vote all Shares owned prior to the effective time of the Merger in favor of the adoption of the Merger Agreement. As the Reporting Persons’ deemed beneficial ownership of shares of Common Stock of the Issuer arose (by virtue of the voting agreement) and was derived from the Committed Shareholders’ ownership of such shares, the Reporting

CUSIP No. 743494106	Schedule 13D	Page 11 of 14 Pages

Persons have also ceased to own, whether indirectly or beneficially, any shares of Common Stock of the Issuer or securities of the Issuer subject to the relevant provisions of the Williams Act.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	As of the date of this Schedule, the Reporting Persons own no shares of Common Stock of the Issuer or securities of the Issuer subject to the relevant provisions of the Williams Act.

(b)	As of the date of this Schedule, the Reporting Persons own no shares of Common Stock of the Issuer or securities of the Issuer subject to the relevant provisions of the Williams Act.

(c)	Item 4 is hereby incorporated by reference in its entirety into this Item 5(c).

(d)	Not applicable.

(e)	December 15, 2010.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer subject to the relevant provisions of the Williams Act, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Joint Filing Agreement, dated August 26, 2010, incorporated by reference to Exhibit 7.1 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on August 26, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of December 16, 2010

Ivy Holdings Inc.

By:	/s/ Alyse M. Wagner
Name:	Alyse M. Wagner
Title:	Vice President, Secretary, and Treasurer

Green Equity Investors V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/s/ Michael Gennaro
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green Equity Investors Side V, L.P.
By:	GEI Capital V, LLC, its General Partner

By:	/s/ Michael Gennaro
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

GEI Capital V, LLC

By:	/s/ Michael Gennaro
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green V Holdings, LLC

By:	/s/ Michael Gennaro
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Leonard Green & Partners, L.P.
By:	LGP Management, Inc., its General Partner

By:	/s/ Michael Gennaro
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

LGP Management, Inc.

By:	/s/ Michael Gennaro
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

CUSIP No. 743494106	Schedule 13D	Page 13 of 14 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
7.1	Joint Filing Agreement, dated August 26, 2010, incorporated by reference to Exhibit 7.1 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on August 26, 2010.

CUSIP No. 743494106	Schedule 13D	Page 14 of 14 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Director, Executive Vice President and Managing Partner

Peter J. Nolan	Director, Executive Vice President and Managing Partner

Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner

Michael Gennaro	Chief Operating Officer and Secretary

Cody L. Franklin	Chief Financial Officer and Assistant Secretary

Jonathan A. Seiffer	Senior Vice President

John M. Baumer	Senior Vice President

Timothy J. Flynn	Senior Vice President

James D. Halper	Senior Vice President

Michael J. Connolly	Senior Vice President

Todd M. Purdy	Principal

Michael S. Solomon	Principal

Usama N. Cortas	Vice President

J. Kristofer Galashan	Vice President

Alyse M. Wagner	Vice President

Lily W. Chang	Vice President

Directors and Executive Officers of Ivy

Name	Position with Ivy
John M. Baumer	President

Alyse M. Wagner	Vice President, Secretary, and Treasurer